UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                                 SEC FILE NUMBER
                                                                0-16560
      (Check One)                                            CUSIP NUMBER
                                                              922022 10 8

         [X]  Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                 [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

      [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR

      [ ]   For the Transition Period Ended: ___________________________

   Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Item 8. Financial Statements and Supplementary Data. Financial statements of International Wireless Communications Holdings, Inc. ("IWC"), a 50% or less owned person cannot be filed timely without unreasonable effort or expense.

Part I - Registrant Information

         Full Name of Registrant:
         Vanguard Cellular Systems, Inc.

         Former Name if Applicable:            N/A

         Address of Principal Executive Office (Street and Number):
         2002 Pisgah Church Road, Suite 300

         City, State and Zip Code:
         Greensboro, North Carolina 27455


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Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar year following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K and Forms 10-KSB, 20-F, 11-K, 10-Q and Forms 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed).

               Pursuant to Rule 3-09 of Regulation S-X promulgated by the Commission, the registrant is required to file financial statements for IWC. IWC is a reporting company under the Securities Exchange Act of 1934 with the same fiscal year end as the registrant. IWC has filed a Form 12b-25 Notification indicating that its financial statements cannot be filed without unreasonable effort or expense because IWC is currently awaiting the necessary financial information relating to the results of operations of a significant subsidiary that is a minority-owned foreign investee accounted for under the equity method. IWC has indicated that the information is expected to become available within the time permitted under Form 12b-25.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Stephen L. Holcombe, Senior Vice President and Chief Financial Officer (336) 545-2211

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 [X] Yes                   [  ] No


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         (3) Is it  anticipated  that  any  significant  change  in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes                      [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

 ...............................................................................

                                          VANGUARD CELLULAR SYSTEMS, INC.
                                    Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1998                               By   /s/ Stephen L. Holcombe
------------------------------------------              -----------------------
                                                           Stephen L. Holcombe,
                                                          Senior Vice President
                                                    and Chief Financial Officer



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                   Securities and Exchange Commission
                          Washington, DC 20549

                              Form 12b-25

                           Attachment to Part II (c)


         The following certification was filed as an attachment to the Form 12b-25 Notification of IWC dated as of March 31, 1998 and is incorporated herein by reference to such Notification.



                                                   March 31, 1998



International Wireless Communications Holdings, Inc.
400 S. El Camino Real, Suite 1275
San Mateo, California
94402

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b- 25 to be filed by International Wireless Communications Holdings, Inc. on March 31, 1998, which contains notification of the Registrant's inability to file its Form 10-K by March 31, 1998. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1997, to be included in Form 10-K.

                                                   Very truly yours,

                                                /s/ KPMG Peat Marwick LLP

                                                 KPMG Peat Marwick LLP
                                                 Mountain View, California



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                          Securities and Exchange Commission
                                 Washington, DC 20549

                                      Form 12b-25

                       Attachment to Part IV - Narrative
Narrative:

The Company anticipates that its statement of operations will reflect a significantly higher net loss for 1997 compared to 1996. The increase in net loss is attributable to several factors. The Company's foreign equity investees had significantly larger losses from operations with a resultant increase in the Company's equity losses of affiliates approximating $30,000,000; the Company recorded approximately $24,000,000 in respect of impairment in value of long-term assets, net interest expense increased approximately $21,000,000 as a result of a full year's accrual of interest on the senior discount notes issued in August 1996 and the Pakistan Notes issued in August 1997; and general and administrative expenses increased approximately $14,000,000 due to an overall growth in the Company's consolidated operating entities and its general corporate office expenses.


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